Exhibit (a)(5)(F)

SUPERIOR COURT OF WASHINGTON

KING COUNTY

IN RE SONOSITE, INC. SHAREHOLDER LITIGATION	Case No. 11-2-44110-5 SEA

CONSOLIDATED COMPLAINT

CLASS ACTION

JURY TRIAL DEMANDED

Plaintiffs, David Raul, Robert Montminy, Jr. and Brian Snow, by and through their attorneys, allege upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

1. Plaintiffs bring this class action on behalf of the public stockholders of SonoSite, Inc. (“SonoSite” or the “Company”) against SonoSite’s Board of Directors (the “Board” or, collectively, the “Individual Defendants”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to FUJIFILM Holdings Corporation (“Fujifilm”) (the “Proposed Transaction”); and Fujifilm and Salmon Acquisition Corporation for aiding and abetting these breaches of fiduciary duties.

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2. SonoSite is a world leader in hand-carried ultrasound, or HCU, systems. SonoSite specializes in the development of HCU systems for use in a variety of medical specialties in a range of clinical settings at the point-of-care.

3. On or about December 15, 2011, SonoSite and Fujifilm announced a definitive agreement under which Fujifilm, through its wholly owned subsidiary, Salmon Acquisition Corporation (“Merger Sub”), will commence a tender offer to acquire all of the outstanding shares of SonoSite for $54 per share in cash. Fujifilm commenced the tender off on January 17, 2012, and it is scheduled to expire on February 15, 2012.

4. The Proposed Transaction is unfair to Sonosite’s shareholders and was conducted via a flawed process, and is going to be effected through the dissemination of a materially incomplete and misleading recommendation statement, as demonstrated by the Schedule 14D-9 Recommendation Statement filed by Sonosite on January 17, 2012 (the “Recommendation Statement”).

5. The Board members have breached their fiduciary duties by agreeing to the Proposed Transaction for grossly inadequate consideration. As described in more detail below, based on, among other things, the future growth prospects of SonoSite and the market in which it operates, the consideration shareholders are to receive is inadequate and undervalues the Company. In fact, the Discounted Cash Flow Analysis conducted by J.P. Morgan Securities LLC (“J.P. Morgan”), Sonosite’s own financial advisor, yielded a value for the Company as high as $73.75 per share.

6. In addition, the Board agreed to the Proposed Transaction after conducting a flawed and unfair sales process. In particular, the Board sat idly by and provided little-to-no oversight as defendant Kevin Goodwin (“Goodwin”), the Company’s President and Chief Executive Officer, led the discussions and negotiations with Fujifilm and other interested parties.

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As described in the Background of the Offer section in the Recommendation Statement, the Board never set up a special committee to oversee and handle discussions and negotiations with Fujifilm and other interested parties. Rather, the Board left the entire process in the hands of Goodwin (who was the lead negotiator on behalf of the Company) and other members of senior management. Not surprisingly, the Company entered into a Proposed Transaction with a company that, during the sales process, offered post-transaction employment arrangements for Goodwin and other members of senior management. Goodwin and other members of senior management took Fujilfilm up on their offer and will join Fujifilm following consummation of the Proposed Transaction. In addition, the Proposed Transaction will result in substantial payments to the Company’s officers and directors resulting from the vesting of previously restricted stock and unvested stock options.

7. The Board members have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, pursuant to the merger agreement dated December 15, 2011 (the “Merger Agreement”), defendants agreed to: (i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirers or even in continuing discussions and negotiations with potential acquirers; (ii) a provision that provides Fujifilm with four business days to match any competing proposal in the event one is made; and (iii) a provision that requires the Company to pay Fujifilm a termination fee of $24.9 million in order to enter into a transaction with a superior bidder. These provisions substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives including a sale of all or part of SonoSite.

8. The Board is now recommending that Sonosite shareholders tender their shares through an incomplete and misleading Recommendation Statement. As described in more detail

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below, the Recommendation Statement fails to disclose material information, concerning, among other things: (a) the financial forecasts of the Company that were used by J.P. Morgan in its various financial analyses; (b) the criteria, key inputs, and multiples used by J.P. Morgan in the various financial analyses conducted by them; (c) the interests of the Company’s financial advisors in the Proposed Transaction and the parties involved; (d) the interests of the Company’s executive officers and directors in the Proposed Transaction; and (e) the sales process conducted by the Board and other events leading up the announcement of the Proposed Transaction.

9. The Individual Defendants have breached their fiduciary duties of loyalty, due care, independence, good faith and fair dealing, and SonoSite has aided and abetted such breaches by SonoSite’s officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty.

PARTIES

10. Plaintiff, David Raul, as custodian for Pinchus E. Raul UTMA, NY, Raymond Monrminy, Sr., and Brian Snow, are, and have been at all relevant times, the owner of shares of common stock of SonoSite.

11. SonoSite is a corporation organized and existing under the laws of the State of Washington. It maintains its principal corporate offices at 21919 30th Drive SE, Bothell, Washington 98021.

12. Defendant Kevin Goodwin has been the President, Chief Executive Officer, and a director of the Company since 1998.

13. Defendant Robert Hauser (“Hauser”) has been a director of the Company since 2004 and Chairman of the Board since 2010.

14. Defendant Carmen Diersen (“Diersen”) has been a director of the Company since 2005.

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15. Defendant Steven Goldstein (“Goldstein”) has been a director of the Company since 1998.

16. Defendant Paul Haack (“Haack”) has been a director of the Company since 2006.

17. Defendant Rodney Hochman (“Hochman”) has been a director of the Company since 2009.

18. Defendant Richard Martin (“Martin”) has been a director of the Company since 2008.

19. Defendant William Parzybok (“Parzybok”) has been a director of the Company since 1998.

20. Defendants referenced in ¶¶ 12 through 19 are collectively referred to as Individual Defendants and/or the Board.

21. Fujifilm provides imaging, information, and document solutions for individual consumers and commercial enterprises primarily in Japan, the Americas, Europe, and Asia. Its Imaging Solutions segment develops, manufactures, markets, and services color films, digital cameras, photofinishing equipment, color papers, chemicals, and related products, as well as provides film processing and photo printing services. The company’s Information Solutions segment develops, manufactures, markets, and services equipment and materials for medical systems and life sciences, pharmaceuticals, equipment and materials for graphic arts, flat panel display materials, recording media, optical devices, electronic materials, inkjet materials, and related products. Its Document Solutions segment develops, manufactures, markets, and services office copy machines/multifunction devices, printers, production systems and services, paper, consumables, office services, and other related products. The company was formerly known as Fuji Photo Film Co., Ltd. and changed its name to FUJIFILM Holdings Corporation in October 2006. FUJIFILM Holdings Corporation was founded in 1934, is headquartered in Tokyo, Japan.

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22. Defendant Salmon Acquisition Corporation is a Washington corporation and an indirect wholly-owned subsidiary of Fujifilm that was created for the purposes of effectuating the Proposed Transaction.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

23. By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of SonoSite and owe them, as well as the Company, a duty of care, loyalty, good faith, candor, and independence.

24. To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) adversely affects their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(d) will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders.

25. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

(a) participating in any transaction where the Individual Defendants’ loyalties are divided;

(b) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

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(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

26. Defendants also owe the Company’s stockholders a duty of candor, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the stockholders’ equity interest. Defendants are knowingly or recklessly breaching their fiduciary duties of candor by failing to disclose all material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants’ breaches.

27. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of care, loyalty, good faith, candor, and independence owed to plaintiff and other public shareholders of SonoSite.

CLASS ACTION ALLEGATIONS

28. Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of SonoSite common stock and their successors in interest, except Defendants and their affiliates (the “Class”).

29. This action is properly maintainable as a class action for the following reasons:

(a) the Class is so numerous that joinder of all members is impracticable. As of December 18, 2011, SonoSite had approximately 13.94 million shares outstanding.

(b) questions of law and fact are common to the Class, including, inter alia, the following:

(i)	Have the Individual Defendants breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

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(ii)	Have the Individual Defendants breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Transaction;

(iii)	Have the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiff and the other members of the Class;

(iv)	Have the Individual Defendants breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, honesty and fair dealing;

(v)	Have the Individual Defendants, in bad faith and for improper motives, impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(vi)	Whether plaintiffs and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

(vii)	Has SonoSite aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(viii)	Is the Class entitled to injunctive relief or damages as a result of defendants’ wrongful conduct.

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(c) Plaintiffs are committed to prosecuting this action, are adequate representatives of the Class, and have retained competent counsel experienced in litigation of this nature.

(d) Plaintiffs’ claims are typical of those of the other members of the Class.

(e) Plaintiffs have no interests that are adverse to the Class.

(f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for the party opposing the Class.

(g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

(h) Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy

FURTHER SUBSTANTIVE ALLEGATIONS

30. SonoSite is a world leader in hand-carried ultrasound (“HCU”) systems. SonoSite specializes in the development of HCU systems for use in a variety of medical specialties in a range of clinical settings at the point-of-care. SonoSite’s proprietary technologies have enabled SonoSite to design HCU systems that combine high resolution, all-digital, broadband imaging with advanced features and capabilities typically found on cart-based ultrasound systems.

31. As stated in SonoSite’s latest Annual Report, SonoSite believes that “the performance, size, durability, ease of use and cost-effectiveness of [SonoSite’s] products are expanding existing ultrasound markets, and are opening new markets by bringing ultrasound visualization out of the imaging lab to the point-of-care such as the patient’s bedside or the

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physician’s examining table for diagnosis and procedural guidance.” Headquartered near Seattle, the Company is represented by 14 subsidiaries and a global distribution network in over 100 countries.

32. SonoSite’s point-of-care ultrasound products are in more than 20 clinical specialties. The company also recently expanded into the pre-clinical research market with the acquisition of VisualSonics, Inc. (“VisualSonics”) in June 2010. VisualSonics was a leader in the development, manufacturing, and marketing of ultra high-resolution, ultrasound-based imaging technology designed to enable discovery research, medical diagnosis and imaging small physiological structures in humans and animals. Prior to the acquisition, VisualSonics’ micro-ultrasound product platform served the pre-clinical research market. As stated in a May 27, 2010 press release announcing the acquisition of VisualSonics, “SonoSite expects to benefit from Visualsonics’s presence in the pre-clinical market. This market is estimated to exceed $350 million with a projected double-digit annualized growth rate.” As further stated by defendant Goodwin in the same press release: “With the ability to image extremely superficial structures at 40 microns, we envision the technology being used in a wide array of clinical markets and applications. These include diagnostic radiology, neonatology, pediatric cardiology, orthopedic medicine, tissue regeneration, and dermatology for cosmetic and clinical disease management. We also see solid potential to continue expanding in pre-clinical markets, such as cardiovascular research, gene therapy, cancer and the overall evaluation of drug therapies.”

33. On July 25, 2011, Kevin M. Goodwin (“Goodwin”), SonoSite’s President and CEO said, “For the first half, we had strong and positive momentum achieving revenue growth of 22%. In the second quarter, we had expectations of an additional $4.0-$5.0 million in revenue, which ended up as rolled-over orders … We anticipate though a strong second half, which will be punctuated with a new product release and the expected return of momentum in our government business.”

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34. SonoSite, and the HCU market, is positioned for tremendous growth. According to a report by InMedica, a market research company that focuses on the medical device industry, the worldwide ultrasound market for compact HCU was $810.9 million in 2009, excluding upgrades and services. In the report, InMedica projected that the compact HCU market would grow to $1.3 billion in 2014, representing a compounded annual growth rate of approximately 16.2%. According to the report, compact HCU has benefited from the economic downturn by providing budget minded healthcare providers with cost-effective equipment containing improved image quality and features over more expensive cart-based systems. The compact HCU market segment remains the fastest growing sector of the ultrasound market and is being driven by the identification of new clinical applications and expansion into new geographic regions.

35. On October 25, 2011, the Company announced its financial results for the first nine months of 2011. Among the financial highlights, the Company reported that revenues for the nine months of 2011 were $219.5 million, compared to $186.1 million for the first nine months of 2010, an increase of 18%.

36. On November 10, 2011, TheStreet Ratings upgraded SonoSite from “hold” to “buy” citing the Company’s plainly evident strengths such as its revenue growth, largely solid financial position with reasonable debt levels, expanding profit margins and solid stock performance. SonoSite’s revenue growth has outpaced the industry average by 2.8% in the most recent quarter and its gross profit margin is an extremely high 75%.

37. On November 17, 2011 the Company announced it received FDA 510(k) clearance for its fifth-generation, high-performance EDGE™ ultrasound system. The EDGE

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system is a tremendous product and we are excited to bring it to point-of-care medicine,” said Goodwin. “We are encouraged by the timely regulatory review process, which represents a collaborative effort by many. We look forward to adding this new tool to our core markets and providing physicians with the impact they have been asking for in healthcare delivery. Designed with physician feedback in mind, the EDGE system reaches a new level of clinical performance and product design, arming physicians with a tool to deliver better, safer and improved patient care. The Company is now commencing US customer deliveries. International deliveries are pending CE marking.

The Company Enters Into the Proposed Transaction at an Unfair Price

38. In a press release dated December 15, 2011, the Company announced that it had entered into a merger agreement with Fujifilm pursuant to which Fujifilm, through Merger Sub, will commence a tender offer to acquire all of the outstanding shares of the Company for $54 per share in cash. The Proposed Transaction value is $995 million, including the assumption of debt. Fujifilm commenced the tender off on January 17, 2012, and it is scheduled to expire on February 15, 2012.

39. Given the Company’s recent strong performance, its recent expansion into the pre-clinical research market, and the growth prospects of SonoSite and the HCU market, the Proposed Transaction consideration is inadequate and undervalues the Company.

40. Indeed, when using the Management Case 1 set of projections prepared by Company management, the Discounted Cash Flow Analysis conducted by one of the Company’s financial advisors, J.P. Morgan, yielded a value for the Company in the range of $56.25 - $73.75 per share, with even the low range being above the Proposed Transaction consideration. Further, the Management Case 1 set of projections was provided to Fujifilm during their due diligence review, further calling into question why the Board was unable to negotiate a higher price in the Proposed Transaction.

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41. In addition, the Selected Transaction Analysis conducted by J.P. Morgan yielded a value for the Company as high as $70.75 per share.

42. Further, SonoSite’s estimated revenue growth for this year of 12.1%, a number that is expected to grow to 104.1% next year. Yet, the Company is being purchased for only slightly more than three times trailing revenue, a multiple not at all robust by historical small-cap med-tech standards according to Stephen D. Simpson, CFA.

43. While SonoSite shareholders are being cashed out at an unfair price, the Proposed Transaction will provide significant benefits to Fujifilm. The acquisition will speed Tokyo-based Fujifilm’s expansion into health care as it seeks to diversify away from cameras and film. “This transaction significantly accelerates Fujifilm’s full-scale entry into the fast-growing hand-carried, ultrasound equipment market,” Fujifilm President Shigetaka Komori said. The global market for portable ultrasound machines may reach 85 billion yen ($1.1 billion) in 2014 from 50 billion yen in 2009, Fujifilm told reporters at a briefing in Tokyo.

Sonosite’s Executives Officers and Directors Stand to Receive Unique Material Financial Benefits in the Proposed Transaction Not Available to Sonosite’s Public Shareholders

44. The Company’s executive officers and directors have material conflicts of interest and are acting to better their own personal interests through the Proposed Transaction at the expense of Sonosite’s public shareholders. Indeed, the Recommendation Statement states that “Certain members of management and the Board may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from and in addition to their interests as Shareholders generally.”

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45. For example, as stated in the Recommendation Statement, “beginning on December 9, 2011, representatives of [Fujifilm] have had discussions with certain executive officers of the Company regarding their continued service with the Company following the Effective Time of the Merger. These discussions between representatives of [Fujifilm] and these executive officers have continued following the execution of the Merger Agreement, and may result in the execution of new employment agreements that would become effective as of and subject to the closing of the Merger.” As further stated by defendant Goodwin in a December 15, 2011 conference call: “To put it simply, the transaction’s all about growth … I want everyone to understand that this transaction should in no way impact our operations or how we do business. The transaction is about growth, not cost-cutting. Following the completion of the transaction, Fujifilm will be your employer but your day-to-day job responsibilities are expected to remain the same … Furthermore SonoSite’s management team including myself is expected to remain in place following the closing of a transaction where we will play a key role in driving the group’s future growth in the medical equipment sector, a key strategic pillar of Fujifilm. I could not be more proud…to lead the company as we head into a very bright future.”

46. Pursuant to the Merger Agreement, all outstanding in-the money options and restricted stock units, whether vested or unvested, held by the non-employee directors and executive officers of the Company, will become fully vested and cancelled and will be converted in the Proposed Transaction into the right to receive the Proposed Transaction consideration of $54.00 per share. The following chart shows the amount and value of stock options and restricted stock units held by each director and officer of the Company that they will be able to cash out in connection with the Proposed Transaction:

					Consideration
					Payable in
			Number of	Total Number of	Respect of
	Number of	Weighted	Shares	Shares Subject to	Stock
	Shares	Average	Subject to	Stock Options and	Options and
	Subject to	Exercise Price	Restricted	Restricted Stock Units	Restricted
Name	Options	Per Share	Stock Units	to be Cashed Out	Stock Units
Kevin M. Goodwin	241,059	$22.40	40,000	281,059	$9,773,070
Anil Amlani	86,543	$27.45	87,535	174,078	$7,012,352
James M. Gilmore	22,500	$16.44	17,000	39,500	$1,760,720
Diku Mandavia, M.D.	—	$—	25,500	25,500	$1,373,430
John W. Sparacio	30,000	$28.63	30,000	60,000	$2,376,900
Carmen L. Diersen	35,000	$32.84	4,999	39,999	$1,009,972
Steven R. Goldstein, M.D.	65,000	$24.22	4,999	69,999	$2,205,096
Paul V. Haack	25,000	$35.31	4,999	29,999	$736,396
Robert G. Hauser, M.D.	45,000	$29.45	4,999	49,999	$1,374,095
Rodney F. Hochman, M.D.	—	$—	4,999	4,999	$269,246
Richard O. Martin, Ph.D.	—	$—	4,999	4,999	$269,246
William G. Parzybok, Jr.	42,201	$27.89	4,999	47,200	$1,371,110

The Recommendation Statement should break down the stock options for each officer and director to distinguish between those that are currently vested and those that are unvested.

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47. In addition, certain of the Company’s executive officers have senior management employment agreements with the Company that provide for certain payments and benefits if the executive officer is terminated without “cause” or if the executive officer voluntarily terminates their employment for “good reason” following a change of control. The following chart shows the amount each executive officer would be entitled to in the event of such a termination:

			Perquisites/	Tax
	Cash	Equity	Benefits	Reimbursement	Total
Name	($)(1)	($)(2)	($)(3)	($)(4)	($)
Kevin Goodwin,	$2,200,000	$3,568,500	$24,300	N/A	$5,792,800
Chief Executive Officer and President

Anil Amlani,	$469,425	$6,450,171	$1,275	N/A	$6,920,871
Chief Financial Officer

Marcus Y. Smith,	$790,000	$1,831,594	$25,774	N/A	$2,647,368
Former Chief Financial Officer

John W. Sparacio,	$1,200,000	$2,381,100	$12,252	$633,335	$4,226,687
Chief Operating Officer

James M. Gilmore,	$975,000	$1,129,275	$24,171	N/A	$2,128,446
Senior Vice President, Product Innovation and Delivery

Diku Mandavia, M.D.,	$1,040,000	$1,377,000	$25,258	$583,719	$3,025,977
Senior Vice President and Chief Medical Officer

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48. Based on the above, the Proposed Transaction is unfair to Sonosite’s public shareholders, and represents an effort by the Individual Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members.

The Flawed Process, J.P. Morgan’s Conflict of Interest, and the Preclusive Deal Protection Devices

49. Despite the obvious conflicts of interest of the Company’s executive officers, who, as demonstrated above, are profiting handsomely from the Proposed Transaction, the Board sat idly by and provided little-to-no oversight as de Goodwin and other members of Sonosite senior management ran the sales process and procured for themselves the substantial benefits described above to the detriment of the Company’s public shareholders.

50. The Company ultimately entered into a transaction with Fujifilm, a company that, during the sales process, offered post-transaction employment opportunities for Goodwin, and other members of senior management. Indeed, as described in the Recommendation Statement, as of December 10, 2011, Sonosite had two pending offers: a $49.00 per share offer from Fujifilm and a $52.00 per share offer from Company A. In their respective markups of the draft merger agreement that was provided to each of Fujifilm and Company A, Fujifilm “requested that employment agreements with certain SonoSite employees be executed as a pre-condition to signing the merger agreement” while Company A did not include such a provision.

51. Not surprisingly, Company A was quickly out of the process. As stated in the Recommendation Statement, over the next few days, representatives of Company A and Sonosite continued to negotiate the terms of a merger agreement, until Company A informed the Company on December 13, 2011 that it was withdrawing its bid.

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52. Moreover, J.P. Morgan, the Company’s financial advisor, was materially conflicted in that J.P. Morgan had a significant financial interest in seeing that the Proposed Transaction was consummated. As described in the Recommendation Statement, due to a series of prior transactions between JPMorgan Chase Bank, National Association (“JPMorgan Chase Bank”) and Sonosite, JP Morgan Chase Bank will realize a gain of approximately $3 million upon consummation of the Proposed Transaction. As stated in the Recommendation Statement:

As of January 17, 2012, JPMorgan Chase Bank, National Association (“JPMorgan Chase Bank”) held net-share settled warrants to acquire a notional amount of 1,121,364 shares of SonoSite common stock at a price of $46.97 per share issued by SonoSite in 2007 as part of related bond hedge and warrant transactions (the “BHW Transaction”). In addition, as part of the BHW Transaction, JPMorgan Chase Bank sold net-share settled options to SonoSite as a hedge for the conversion option in the 3.75% Convertible Senior Notes due in 2014 (the “2014 Notes”) pursuant to which SonoSite has the right to acquire a notional amount of 1,121,811 shares of SonoSite common stock from JP Morgan Chase Bank at a price of $38.20 per share. On December 16, 2011, JP Morgan Chase Bank and SonoSite entered into unwind agreements relating to the BHW Transaction. Based on these holdings, the $54.00 per share Offer Price and an assumed closing date for the Offer on February 15, 2012, and pursuant to the unwind agreements, JPMorgan Chase Bank estimates that it would be (i) required to pay $17.7 million to SonoSite in settlement of the options sold to SonoSite regarding the 2014 Notes and (ii) entitled to receive an aggregate amount currently estimated by JP Morgan Chase Bank to be approximately $20.7 million as a cancellation payment pursuant to the terms of the warrants. The actual amount received by JP Morgan Chase Bank in connection with the cancellation of the warrants will depend upon various factors, including, among others, the date of cancellation of the warrants, the volatility of SonoSite common stock and interest rates.

In fact, it is also quite possible that J.P. Morgan could have realized less of a gain from the transactions described above had the Company been sold for a higher price in the Proposed Transaction, which would have incentivized J.P. Morgan to ensure that the Company was not sold for too high a price. However, without disclosure of the BHW Transaction agreement and terms described above, these facts will not be known, and accordingly this information must be disclosed.

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53. Despite having conducted a flawed process, as part of the Merger Agreement, the Board also agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

54. Section 7.1(a) of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by Fujifilm. Section 7.1(d) demands that the Company terminate any and all prior or on-going discussions with other potential acquirers.

55. Pursuant to the Merger Agreement, should an unsolicited bidder submit a competing proposal, the Company must notify Fujifilm of the bidder’s identity and the terms of the bidder’s offer. Thereafter, should the Board determine that the unsolicited offer is superior, before the Company can terminate the Merger Agreement with Fujifilm in order to enter into the competing proposal, it must grant Fujifilm four business days and allow Fujifilm to amend the terms of the Merger Agreement to make a counter-offer so that the competing bid no longer remains a superior proposal. In other words, the Merger Agreement gives Fujifilm access to any rival bidder’s information and allows Fujifilm a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor Fujifilm and piggy-back upon the due diligence of the foreclosed second bidder.

56. The Merger Agreement also provides that a termination fee of $24.9 million must be paid to Fujifilm by SonoSite if the Company decides to pursue the competing offer, thereby essentially requiring that the competing bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

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57. Fujifilm is also the beneficiary of a “Top-Up” provision that ensures that Fujifilm gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if Fujifilm receives 90% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event Fujifilm fails to acquire the 90% required, the Merger Agreement also contains a “Top-Up” provision that grants Fujifilm an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger.

58. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

The Materially Misleading and Incomplete Recommendation Statement

59. To make matters worse, defendants are withholding material information about the Proposed Transaction from Sonosite’s public shareholders. The Recommendation Statement, pursuant to which the Board recommends that Sonosite shareholders accept the tender offer, tender their shares of common stock pursuant to the tender offer, and approve the Merger Agreement, contains numerous material omissions and misstatements, in contravention of the Board’s duty of candor and full disclosure under state law.

Disclosures Concerning the Company’s Financial Forecasts

60. Sonosite’s management prepared three sets of financial forecasts for the Company, described in the Recommendation Statement as Management Case 1, Management Case 2, and Management Case 3. All three sets were provided to J.P. Morgan and used by them in their various financial analyses, and Management Case 1 was provided to Fujifilm during their

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due diligence review. However, the Recommendation Statement fails to disclose to Sonosite’s shareholders the different assumptions and key inputs that account for the differences in each set of projections. The Recommendation Statement also fails to disclose whether Company management had any beliefs as to which set of forecasts was more likely to occur and/or more accurately reflected the Company’s growth prospects. Disclosure of the assumptions, key inputs, and relative likelihood/accuracy is especially important when considering the intrinsic value of the Company yielded by each set of forecasts.

61. Specifically, in the Discounted Cash Flow Analysis (the “DCF Analysis”) conducted by J.P. Morgan, the Management Case 1 forecasts yielded a value for the Company between $56.25 - $73.75 per share, Management Case 2 yielded a value for the Company between $38.50 - $49.25 per share, and Management Case 3 yielded a value for the Company between $24.25 - $32.50 per share. Accordingly, shareholders need disclosure of the assumptions, key inputs, and relative likelihood/accuracy of the three sets of forecasts in order to determine which value range calculated in the DCF Analysis most accurately reflects the true value of the Company.

62. The Recommendation Statement should also disclose the financial forecasts of the Company for fiscal years 2018 through 2021 that were used by J.P. Morgan in the DCF Analysis, as well as who prepared the forecasts for those years, and the assumptions used to prepare such forecasts.

63. The Recommendation Statement should also disclose the projected EBITA for fiscal years 2011 through 2021.

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Disclosures Related to J.P. Morgan’s Financial Analyses and Opinion Regarding the Value of the Company

64. The Recommendation Statement fails to disclose certain data and inputs underlying the financial analyses supporting the fairness opinion of the Board’s financial advisor, J.P. Morgan, including:

(a) with respect to J.P. Morgan’s Transaction Overview, the “make-whole payment and the call spread relating to the convertible debt” which reduced the enterprise value to $498 million (p. 23);

(b) with respect to J.P. Morgan’s Discounted Cash Flow Analysis, the criteria used to select the perpetual revenue growth rates of 1.5% to 2.5% (indicating a chronic decline of growth with inflation at 3%), the weighed-average cost of capital for the Company that was calculated by J.P. Morgan and used to select the discount rate range used in the analysis, and the reasons J.P. Morgan ”calculated terminal values as of September 30, 2011” (p. 25) as opposed to common practice of calculating terminal values after the last year forecasted by management (2017) or forecasted by J.P. Morgan (2021).

(c) with respect to J.P. Morgan’s Public Trading Multiples Analysis, the criteria used to select the companies that J.P. Morgan deemed were “analogous” to the Company; the EV/2012E Revenue, EV/2012E EBITDA, and 2012E P/E multiples observed for each of the companies; the criteria and “other factors that J.P. Morgan deemed appropriate” that were used in selecting the range of multiples that were applied to the Company’s corresponding financial data; and the individual per share equity value ranges of the Company that were calculated under each of Management Case 1, 2, and 3 and the “Street Case.”

(d) with respect to J.P. Morgan’s Selected Transaction Analysis, the criteria used to select the transactions that J.P. Morgan deemed included companies that were

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“analogous” to the Company; the LTM Revenue and LTM EBIDA multiples observed for each of the transactions; and the criteria and “other factors that J.P. Morgan considered appropriate” that were used in selecting the range of multiples that were applied to the Company’s corresponding financial data.

Disclosures Concerning the Interests of the Company’s Financial Advisors

65. The Recommendation Statement fails to disclose material information pertaining to the interests of the Company’s financial advisors, J.P. Morgan and GCA Savvian Advisors, LLC (“GCA Savvian”), in the Proposed Transaction. In particular, the Recommendation Statement:

(a) Fails to disclose the material terms and conditions of the BHW Transaction agreement described above, which is materially important because, depending on the terms, J.P. Morgan may have been incentivized to ensure that Sonosite not achieve too high a price in selling the Company;

(b) States that in July 2011 GCA Savvian suggested that the Company meet with Fujifilm and Company A, but fails to disclose GCA Savvian’s role at this point in the process, including the relationship between GCA Savvian and each of Fujifilm, Company A, and Sonosite, as of July 2011;

(c) Fails to disclose the reasons the Company determined to hire two financial advisors, as well as the reasons GCA Savvian was hired solely to assist with contacts and resources in Japan and Asia;

(d) Fails to disclose the amount of fees GCA Savvian has and/or will receive from the Company for the services performed by GCA Savvian in connection with the Proposed Transaction;

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(e) Fails to disclose whether GCA has performed any services for Sonosite and/or Fujilfilm in the past two years, and if so, to disclose the nature of the services, and the amount of compensation received for such services; and

(f) Fails to disclose the dates and nature of the “investment and/or commercial banking services” performed by J.P. Morgan for Fujifilm during the two years prior to the announcement of the Proposed Transaction.

Disclosures Concerning the Sales Process and the Events Leading up to the Announcement of the Proposed Transaction

66. The Recommendation Statement fails to disclose material information pertaining to, among other things: the interests of the Company’s officers and directors in the Proposed Transaction, the sales process conducted by the Company, and other the events leading up to the announcement of the Proposed Transaction. In particular, the Recommendation Statement:

(a) Fails to disclose when Fujifilm first indicated to the Company that Fujifilm was interested in employing Goodwin and other members of Sonosite senior management following consummation of the Proposed Transaction;

(b) Fails to disclose whether any of the other interested parties (and in particular, Companies A through F) indicated their intent to employ Goodwin and other members of Sonosite senior management following the consummation of any potential transaction;

(c) Fails to disclose the reasons the Board did not form a special committee to oversee the negotiations and discussions with Fujifilm and other interested parties;

(d) Fails to break down the amount of stock options held by each Board member and executive officer that are vested and the amount that is unvested;

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(e) Fails to disclose who arranged the “pre-arranged dinner” between Goodwin and Company C on August 9, 2011 and what events and contacts with Company C preceded the dinner;

(f) On page 10 provides that “During the remainder of August, SonoSite received additional inquiries from potential acquirers” but does not indicate how the potential acquirers knew the company was for sale and how many additional inquiries were made during the remainder of August;

(g) On page 11 provides “In addition, four additional companies, including Company F, contacted J.P. Morgan without solicitation” but does not indicate when the four additional companies contacted J.P. Morgan and why they were not originally selected to be contacted about the sale of Sonosite when the board directed J.P. Morgan contacted the “ten large strategic companes.”

(h) Fails to disclose the criteria used to select the four strategic companies (other than Fujifilm and Companies A through E) that J.P. Morgan contacted as part of the sales process;

(i) Fails to disclose the reasons the Company did not contact any financial equity parties, and whether the Board even considered contacting any such parties;

(j) Fails to disclose the reasons Company B withdrew from the process on October 12, 2011;

(k) Fails to disclose the reasons provided by Company D that it was withdrawing from the bidding process on December 4, 2011; and

(l) Fails to disclose the reasons provided by Company A on December 13, 2011 that it was withdrawing its bid, as well as the nature of the negotiations that occurred between representative of Company A and Sonosite in the days leading up to Sonosite’s bid withdrawal;

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(m) Fails to disclose the “alternative merger structure for the transaction (rather than a tender offer)” suggested by Fuji. (p. 13)

67. Accordingly, Plaintiffs seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I

Breach of Fiduciary Duties

(against all Individual Defendants)

68. Plaintiffs repeat all previous allegations as if set forth in full herein.

69. The Individual Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of SonoSite and have acted to put their personal interests ahead of the interests of SonoSite shareholders.

70. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize SonoSite’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

71. The Individual Defendants have breached their fiduciary duties of loyalty, good faith, and independence owed to the shareholders of SonoSite because, among other reasons:

(a) they failed to take steps to maximize the value of SonoSite to its public shareholders and took steps to avoid competitive bidding;

(b) they failed to properly value SonoSite; and

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(c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Transaction.

72. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of SonoSite’s assets and will be prevented from benefiting from a value-maximizing transaction.

73. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

74. Plaintiffs and the Class have no adequate remedy at law.

COUNT II

Breach of Fiduciary Duty – Disclosure

(Against Individual Defendants)

75. Plaintiffs repeat all previous allegations as if set forth in full herein.

76. The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiffs and the Class all information material to the decisions confronting Sonosite’s shareholders.

77. As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.

78. As a result, Plaintiffs and the Class members are being harmed irreparably.

79. Plaintiffs and the Class have no adequate remedy at law.

COUNT III

Aiding and Abetting

(against SonoSite, Fujifilm and Salmon Acquisition Corp.)

80. Plaintiffs repeat all previous allegations as if set forth in full herein.

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81. As alleged in more detail above, Defendant SonoSite, Fujifilm and Salmon Acquisition Corp. have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

82. As a result, Plaintiffs and the Class members are being harmed.

83. Plaintiffs and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs demand judgment against defendants jointly and severally, as follows:

A. declaring this action to be a class action and certifying Plaintiffs as the Class representatives and his counsel as Class counsel;

B. enjoining, preliminarily and permanently, the Proposed Transaction;

C. in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiffs and the Class rescissory damages;

D. directing that Defendants account to Plaintiffs and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

E. awarding Plaintiffs the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiffs’ attorneys and experts; and

F. granting Plaintiffs and the other members of the Class such further relief as the Court deems just and proper.

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JURY DEMAND

Plaintiffs demand a trial by jury of all issues so triable.

Dated: February 6, 2012	BRESKIN JOHNSON & TOWNSEND PLLC

/s/ Roger M. Townsend
Roger M. Townsend, WSBA No. 25525
1111 Third Ave., Ste. 2230
Seattle, WA 98101
Tel: 206-652-8660
Fax: 206-652-8290

Of Counsel:

BRODSKY & SMITH, LLC
Evan J. Smith
Marc L. Ackerman
Two Bala Plaza, Suite 602
Bala Cynwyd, PA 19004
Tel: 610.667.6200
Fax: 610.667.9029

Co-Interim Class Counsel

LEVI & KORSINSKY, LLP
Joseph Levi
Eric Andersen
30 Broad Street, 15th Floor
New York, NY 10004
Tel: 610.667.6200
Fax: 610.667.9029

Co-Interim Class Counsel

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CERTIFICATE OF SERVICE

I, Melissa Vizzare, certify and declare:

I served a true and correct copy of the Consolidated Complaint, which this certificate is attached, on those listed below, in the manner indicated:

FENWICK & WEST LLP		DAVIS WRIGHT TREMAINE LLP
Brian Buckley, WSBA No. 26423		Stephen M. Rummage, WSBA No. 11168
Bradley T. Meissner, WSBA No. 39592		1201 Third Avenue, Suite 2200
1191 Second Avenue, Floor 10		Seattle, WA 98101
Seattle, WA 98101		Tel.:	206-757-8136
Tel.:	206-389-4521	Fax:	206-757-7136
Fax:	206-389-4511
SHEARMAN & STERLING LLP
☐	Via Facsimile	Stephen D. Hibbard
☐	Via U.S. Mail	Four Embarcadero Center
☐	Via Legal Messenger	Suite 3800
☒	Via E-Mail	San Francisco, California 94111-5994
☒	Via Electronic Service	Tel.:	415-616-1174
		Fax:	415-616-1199

Attorneys for Defendants Kevin		☐	Via Facsimile
Goodwin, Robert Hauser, Carmen		☐	Via U.S. Mail
Diersen, Steven Goldstein, Paul Haack,		☐	Via Legal Messenger
Rodney Hochman, Richard Martin,		☒	Via E-Mail
William Parzybok, and SonoSite, Inc.		☒	Via Electronic Service

Attorneys for Defendant Salmon
Acquisition Corporation and Fujifilm
Holdings Corp.

I certify under penalty of perjury pursuant to the laws of the State of Washington that the foregoing is true and correct.

SIGNED on February 6, 2012, at Seattle, Washington.

Melissa Vizzare

Melissa Vizzare

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